                                                                    EXHIBIT 12.1

                                 ALKERMES, INC.
                             COMPUTATION OF RATIO OF
                            EARNINGS TO FIXED CHARGES
                                 (IN THOUSANDS)


                                                                          Year Ended March 31,                        Six Months
                                                        --------------------------------------------------------         Ended
                                                                                                                      September 30,
                                                        1998         1999         2000         2001         2002          2002
                                                        ----         ----         ----         ----         ----          ----
FIXED CHARGES, PREFERRED STOCK DIVIDENDS
AND DEFERRED FINANCING COSTS:
Interest expense ................................    $  1,629     $  2,298     $  3,652     $  9,399     $  8,876     $   4,148
Estimated interest portion of rent expense* .....       1,085        1,271        1,567        1,864        2,413         2,047
Amortization of deferred financing costs ........          --           --           --          937          937           468
Preferred stock dividends .......................          --        7,454        9,389        7,267           --            --
                                                     --------     --------     --------     --------     --------     ---------
Total fixed charges .............................    $  2,714     $ 11,023     $ 14,608     $ 19,467     $ 12,226     $   6,663
                                                     ========     ========     ========     ========     ========     =========

Net loss ........................................    $(12,582)    $(48,511)    $(77,436)    $(24,137)    $(61,355)    $(113,101)

Add: fixed charges, preferred stock dividends and
deferred financing costs ........................       2,714       11,023       14,608       19,467       12,226         6,663
                                                     --------     --------     --------     --------     --------     ---------


Deficiency of earnings to cover
fixed charges ...................................    $ (9,868)    $(37,488)    $(62,828)    $ (4,670)    $(49,129)    $(106,438)
                                                     ========     ========     ========     ========     ========     =========


Ratio of earnings to fixed charges (1) ..........          --           --           --           --           --            --
                                                     ========     ========     ========     ========     ========     =========



* This amount is the portion of rental expense under operating leases which management of the Company believes to approximate the interest factor (approximately one-third of rental expenses).



(1) For the fiscal years ended March 31, 1998, 1999, 2000, 2001, 2002 and for the six months ended September 30, 2002, earnings were insufficient to cover fixed charges. For this reason, no ratios are provided.